Filed by GTY Technology Holdings Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GTY Technology Holdings Inc. (File No. 001-37931)

Commission File No. for the Related Registration Statement: 333-229189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 8, 2019

GTY TECHNOLOGY HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-37931	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (702) 945-2898

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This Current Report on Form 8-K is being filed by GTY Technology Holdings Inc. (“GTY” or the “Company”) to disclose certain agreements and transactions in connection with the Company’s previously announced Business Combination (as defined below) pursuant to which:

(i)	An aggregate of $43,036,310 previously payable in cash purchase price at the closing of the Business Combination to certain shareholders of Targets (as defined below) is now payable in shares of capital stock of New GTY or Questica Exchangeco on the terms and conditions described below;

(ii)	Certain institutional investors entered into subscription agreements to purchase an aggregate of 2,067,037 Class A ordinary shares of the Company, par value $0.0001 per share (“Class A Shares”), at a price of $10.00 per share, or an aggregate cash purchase price of $20,670,370 on the terms and conditions described below; and

(iii)	Certain institutional investors entered into agreements and arrangements pursuant to which an aggregate of 1,500,000 Class A Shares (and the Company expects an additional institutional investor to enter into an agreement pursuant to which 1,554,631 Class A Shares (which amount may be increased by 388,590 shares)) will not be redeemed in connection with the Business Combination on the terms and conditions described below.

As a result of the foregoing, the PIPE Proceeds (as defined below) and the amount of cash presently available in the trust account, net of redemptions, the Company expects that all conditions to the closing of the Business Combination will be satisfied or waived as of the closing.

Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Company’s definitive proxy statement/prospectus filed with the Securities and Exchange Commission in connection with the Business Combination on January 31, 2019.

Item 1.01	Entry into a Material Definitive Agreement.

Amendments and Arrangements with respect to Transaction Documents

On February 12, 2019, the Company and CityBase entered into an amendment to the CityBase Agreement (the “CityBase Amendment”) pursuant to which the amount of cash payable at closing to all CityBase shareholders was reduced by an aggregate amount of $25 million and, in lieu of receiving cash, each CityBase shareholder has the right to receive, at its option, either (i) common stock of New GTY subject to a one-year lockup period or (ii) common stock of New GTY which is redeemable at any time, in the sole discretion of New GTY, for a promissory note bearing interest equal to 8% per annum in the first year after issuance and 10.0% per annum thereafter (subject to an increase of 1% for each additional 6 months that has elapsed without full payment of such note(s)) (the “CityBase Redeemable Shares”).

On February 13, 2019, the Company entered into agreements with certain eCivis shareholders (the “eCivis Shareholder Agreements”) whereby such shareholders waived their rights under the eCivis Agreement to receive $7,036,310 in cash at the closing of the Business Combination and, in consideration therefor, agreed to receive 703,631 common shares of New GTY (the “eCivis Redeemable Shares”), which such shares are redeemable at any time in the sole discretion of New GTY for an amount of cash equal to the 30-day volume weighted average price (“VWAP”) on the applicable date of redemption (the “Redemption Price”) plus an amount equal to (i) 5% of the Redemption Price multiplied by (ii) a fraction, the numerator of which is the number of days that have elapsed since the closing of the Business Combination and the denominator of which is 365. The agreements also provide that for every eCivis Redeemable Share redeemed, New GTY will redeem 0.4 additional shares of common stock of New GTY held by the holder of the eCivis Redeemable Share. Additionally, if the eCivis Redeemable Shares are not earlier redeemed, New GTY will issue to the holder of eCivis Redeemable Shares on each of the first and second anniversaries of the closing of the Business Combination, a number of shares of common stock of New GTY equal to 40% of the (i) the dollar amount equal to (A) the number of eCivis Redeemable Shares that have not been redeemed on such anniversary multiplied by (B) $10.00 divided by (ii) the VWAP as of such anniversary. The eCivis Redeemable Shares are subject to a 90-day lock-up period.

On February 12, 2019, the Company entered into agreements with certain shareholders of Open Counter (the “Open Counter Shareholder Agreements”) whereby such shareholders waived their right pursuant to the Open Counter Agreement to receive an aggregate of $1,000,000 in cash payments at the closing of the Business Combination and, in consideration therefor, agreed to receive 100,000 shares of New GTY common stock which consists of New GTY common stock which shall be redeemable at any time within seven days of the closing of the Business Combination in the sole discretion of New GTY for a promissory note bearing interest equal to 8% per annum in the first month after issuance and 10.0% per annum thereafter (subject to an increase of 1% for each additional 6 months that elapse without full payment of such note(s)). Interest on the promissory note shall be payable semi-annually in cash.

On February 12, 2019, the Company entered into an agreement with a Questica shareholder (the “Questica Shareholder Agreement”) whereby such shareholder waived his right pursuant to the Questica Agreement to receive $5,000,000 in cash payments at the closing of the Business Combination and, in consideration therefor, agreed to receive 500,000 shares of a new class of shares of Questica Exchangeco which may be redeemable at the sole discretion of Questica Exchangeco at any time for the initial redemption price, plus accrued and unpaid dividends. The Questica Exchangeco shares will entitle the shareholder to a dividend of 5.0% per annum for the first sixty days following the closing of the Business Combination (the “Base Dividend”); provided, however, that if the shares have not been redeemed as of the 61st day following the Business Combination, the Base Dividend shall increase to 10.0% per annum, compounding quarterly. Following the 61st day after the Business Combination, the Questica shareholder may, at any time, retract the Questica Exchangeco shares for an amount of New GTY common stock equal to $5,000,000, plus all accrued and unpaid dividends, divided by the lessor of (i) ten dollars ($10.00) and (ii) the 5-Day VWAP, calculated as of the date of the retraction. In the event that the Company seeks to redeem the new class of shares of Questica Exchangeco after the 61st day following the Closing, the holders of those shares of Questica Exchangeco may, at their election, exercise their retraction rights instead. The 500,000 shares of Questica Exchangeco are subject to a six-month lock-up period.

On February 12, 2019, the Company entered into an agreement with a Sherpa shareholder (the “Sherpa Shareholder Agreement”) whereby such shareholder waived his right under the Sherpa Agreement to receive $1,000,000 in cash payments at the closing of the Business Combination and, in consideration therefor, agreed to receive 100,000 shares of Common Stock of New GTY which are redeemable at any time in the sole discretion of New GTY for a promissory note bearing interest equal to 5.5% per annum in the first year subsequent to issuance and 8.0% per annum thereafter.

The foregoing descriptions of the CityBase Amendment, the eCivis Shareholder Agreements, the Open Counter Shareholder Agreements, the Questica Shareholder Agreement and the Sherpa Shareholder Agreement (together, the “Target Agreements”) do not purport to be complete and are qualified in their entirety by the terms and conditions of the agreements, copies or forms of which are attached hereto as Exhibits 2.1 to 2.5 and are incorporated herein by reference.

Subscription Agreements

During the period from February 8, 2019 through February 12, 2019, the Company entered into subscription agreements (the “Subscription Agreements”) with certain institutional investors (the “Investors”), pursuant to which such Investors have agreed to purchase, immediately prior to the closing of the Business Combination, an aggregate of 1,800,000 Class A Shares at a price of  $10.00 per share, or an aggregate cash purchase price of  $18,000,000, subject to certain conditions, including all conditions precedent to the closing of the Business Combination having been satisfied or waived, in a private placement.

GTY Investors, LLC, the Company’s sponsor (the “Sponsor”), will surrender to the Company for cancellation at no cost 97,500 Class B ordinary shares of the Company and the Company will issue 97,500 Class A Shares in the aggregate to certain of such Investors in consideration of their subscriptions. All of the Class A Shares issuable to the Investors pursuant to the Subscription Agreements will be converted into shares of common stock of New GTY in connection with the Business Combination. In addition, the Sponsor will sell 500,000 private placement warrants of the Company to certain of the Investors for an aggregate purchase price of $250,000.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Subscription Agreement previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-37931) on February 5, 2019, which is incorporated by reference herein.

On February 13, 2019, the Company entered into a subscription agreement with Michael Duffy, the chief executive officer of CityBase (the “Duffy Subscription Agreement”), pursuant to which Mr. Duffy agreed to purchase, immediately prior to the closing of the Business Combination, an aggregate of 267,037 Class A Shares at a price of  $10.00 per share, or an aggregate cash purchase price of  $2,670,000, subject to certain conditions, including all conditions precedent to the closing of the Business Combination having been satisfied or waived, in a private placement. Pursuant to the Duffy Subscription Agreement, the shares of New GTY that Mr. Duffy will be entitled to receive in connection with the consummation of the Business Combination will have the same terms as the CityBase Redeemable Shares. The foregoing description does not purport to be complete and is qualified in its entirety by the terms and conditions of the Duffy Subscription Agreement which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

After giving effect to the Subscription Agreements and the Duffy Subscription Agreement described in this Current Report on Form 8-K, the Company has entered into agreements with institutional and accredited investors for the purchase of an aggregate of 12,901,919 Class A Shares of the Company at a price of $10.00 per ordinary share, or an aggregate cash purchase price of $129,019,190 (the “PIPE Proceeds”), subject to certain conditions, including all conditions precedent to the closing of the Business Combination having been satisfied or waived, in a private placement.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the Target Agreements, the Subscription Agreements and the Duffy Subscription Agreement is incorporated by reference into this Item 3.02. The Class A Shares of the Company to be issued to the Investors in connection with the Subscription Agreements and to Mr. Duffy in connection with the Duffy Subscription Agreement and the shares of New GTY common stock that will be issued pursuant to the Target Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 8.01	Other Events.

Agreements and Arrangements with Certain Institutional Investors

On February 13, 2019, the Company, the Sponsor, William D. Green, Joseph M. Tucci and Harry L. You (Messrs. Green, Tucci and You, collectively, the “Founders”) entered into agreements and arrangements with certain institutional investors pursuant to which a total of 1,500,000 Class A Shares will not be redeemed in connection with the Business Combination. An aggregate of 500,000 of such shares are subject to a lock-up pursuant to which such shares may not be transferred until the 91st day following the closing of the Business Combination without the consent of the Company and the Founders, and the holder of such shares is entitled to put such shares to the Sponsor and the Founders following the lock-up period for a purchase price equal to the price at which the Company redeems Class A Shares in connection with the Business Combination (the “redemption price”), payment of which purchase price is guaranteed by the Company, and to receive from the Company a cash payment, if and to the extent necessary, but not to exceed $250,000, in order to provide such shareholder with at least a 5% return on such shares above the redemption price. With respect to 1,000,000 of such shares, the Company engaged a broker-dealer to facilitate the purchase of such shares by an institutional investor prior to the closing of the Business Combination for $9.90 per share and agreed to pay such broker-dealer an amount in cash equal to the difference between the redemption price and $9.90. In addition, the Sponsor and the Founders expect to enter into agreements prior to the closing of the Business Combination pursuant to which they will be obligated to reimburse the holder of 1,554,361 Class A Shares that are not redeemed in connection with the Business Combination (which amount may be increased by 388,590 shares) for losses that may be incurred upon the sale of such shares within a specified period following the closing, up to an agreed-upon limit, and the Company expects to be required to guarantee such reimbursement obligation.

Extraordinary Meetings

As disclosed in the Explanatory Note above, as a result of the agreements and arrangements described in this Current Report on Form 8-K, the PIPE Proceeds and the amount of cash presently available in the trust account, net of redemptions, the Company expects that all conditions to the closing of the Business Combination will be satisfied or waived as of the closing. As previously disclosed, the Company convened the Extraordinary Meeting of Shareholders and Extraordinary Meeting of Warrant Holders on February 13, 2019 at 1:30 p.m. Eastern Time and 1:45 p.m. Eastern Time, respectively, and adjourned such Extraordinary Meetings without conducting any business until 4:00 p.m. Eastern Time and 4:15 p.m. Eastern Time, respectively, on February 14, 2019 and expects to consummate the Business Combination on or before February 15, 2019. This adjournment is intended to give the Company’s shareholders and public warrant holders additional time to consider the agreements and arrangements described hereunder. The Company has extended the deadline for holders of its Class A Shares to submit such shares for redemption in connection with the Business Combination until 4:00 p.m. Eastern Time on February 14, 2019.

Important Information About the Business Combination and Where to Find It

In connection with the Business Combination, New GTY, a wholly owned subsidiary of the Company, has filed a definitive proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”) relating to (i) an extraordinary general meeting of shareholders of the Company to vote upon, among other things, the Business Combination (the “shareholder meeting”) and (ii) an extraordinary general meeting of public warrant holders of the Company to vote upon, among other things, a proposed amendment to the warrant agreement governing the Company’s warrants (the “Warrant Agreement”) (such meeting of the public warrant holders of the Company, the “warrant holder meeting”). The Company has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders in connection with the shareholder meeting and the warrant holder meeting. The Company’s shareholders, warrant holders and other interested persons are advised to read the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination and the proposed amendment to the Warrant Agreement, as these materials contain important information about the Business Combination targets (the “Targets”), the Company, the Business Combination and the proposed amendment to the Warrant Agreement.  The definitive proxy statement/prospectus and other relevant materials for the Business Combination and the proposed amendment to the Warrant Agreement have been mailed to shareholders and warrant holders of the Company as of January 22, 2019, the record date established for voting on the Business Combination and the proposed amendment to the Warrant Agreement. Shareholders and warrant holders are also able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC that are incorporated by reference therein, without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: GTY Technology Holdings Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Harry L. You, (702) 945-2898.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders and warrant holders with respect to the shareholder meeting and warrant holder meeting. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in New GTY’s proxy statement/prospectus on Form 424B3, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to GTY Technology Holdings Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Harry L. You, (702) 945-2898. Additional information regarding the interests of such participants are contained in the proxy statement/prospectus relating to the shareholder meeting and warrant holder meeting.

The Targets and their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders and warrant holders of the Company in connection with the shareholder meeting and warrant holder meeting. A list of the names of such directors and executive officers and information regarding their interests in the shareholder meeting and warrant holder meeting are included in the definitive proxy statement/prospectus relating to the shareholder meeting and warrant holder meeting.

Forward-Looking Statements

This Current Report on Form 8-K and the Exhibits hereto include “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and each Target’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and the Targets’ expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of either the Company’s or the Targets’ control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of any of the Transaction Documents or could otherwise cause the Business Combination to fail to close; (2) the outcome of the New York and California lawsuits among the Company, OpenGov, Inc. and the other parties thereto, as well as any other legal proceedings that may be instituted against the Company or a Target in connection with the Transaction Documents and the Business Combination; (3) the inability to finalize documentation with additional investors; (4) the inability to obtain or maintain the listing of GTY Govtech Inc.’s common stock on The Nasdaq Stock Market following the Business Combination; (5) the risk that a Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of a Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that a Target or the post-combination company may be adversely affected by other economic, business, and/or competitive factors; (10) additional shareholder redemptions in connection with the vote to approve the Business Combination; (11) any government shutdown, such as the federal government shutdown which commenced in December 2018, which impacts the ability of the Targets’ customers to purchase the Targets’ products and services; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus on Form S-4 relating to the Business Combination, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Amendment No. 3, dated February 12, 2019, to the Agreement and Plan of Merger, by and among CityBase, Inc., GTY Technology Holdings Inc. (Cayman Islands), GTY Technology Holdings Inc. (Massachusetts), GTY CB Merger Sub, Inc. and Shareholder Representative Services LLC.
2.2	Form of eCivis Shareholder Agreements.
2.3	Form of Open Counter Shareholder Agreements.
2.4	Questica Shareholder Agreement, dated February 12, 2019, by and among GTY Technology Holdings Inc., GTY Govtech, Inc., Shockt Inc. and 1176368 B.C. Ltd.
2.5	Sherpa Shareholder Agreement, dated February 12, 2019, by and among GTY Technology Holdings Inc., GTY Govtech, Inc. and David Farrell.
10.1	Subscription Agreement, dated February 13, 2019, by and among GTY Technology Holdings Inc. and Michael Duffy.
10.2	Form of Subscription Agreement by and between GTY Technology Holdings Inc. and Investor (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-37931), filed with the SEC on February 5, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GTY TECHNOLOGY HOLDINGS INC.

	By:	/s/ Harry L. You
Name: Harry L. You
Title: President and Chief Financial Officer

Dated: February 14, 2019